EXHIBIT 99.1

Innate Pharma Highlights Abstracts Selected For EHA 2024 Congress

Marseille, France, May 15, 2024, 7:00 AM CEST

•Two abstracts on SAR443579 (IPH6101), ANKET® platform lead asset, a trifunctional anti-CD123 NKp46xCD16 NK cell engager under development by partner Sanofi in blood cancer
•Two abstracts on IPH6501, Innate’s second generation ANKET® for the treatment of relapsed or refractory CD20-expressing B-cell Non-Hodgkin's Lymphomas

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced today that four abstracts with Innate’s drug candidates have been accepted for the European Association of Hematology (EHA) 2024 Congress, taking place June 13-16, 2024 in Madrid, Spain.

•Two abstracts are related to SAR443579 (IPH6101), an investigational trifunctional anti-CD123 NKp46xCD16 NK cell engager from a joint research collaboration between Innate Pharma and Sanofi and currently being evaluated as a monotherapy in a Sanofi-sponsored Phase ½ clinical trial for the treatment of blood cancers with high unmet needs.

•Two abstracts are related to IPH6501, Innate’s second generation ANKET® for the treatment of relapsed or refractory CD20-expressing B-cell Non-Hodgkin’s Lymphoma, currently in Phase ½ clinical trial.

“We’re pleased to see a continued momentum around our ANKET® platform assets, SAR443579 and IPH6501,” said Dr. Sonia Quaratino, Chief Medical Officer of Innate Pharma. “With their innovative format, we believe that NK Cell Engagers will benefit for patients who are in high unmet medical need, and we look forward to continue the studies with these assets.”

EHA abstract details:

SAR443579 / IPH6101 (under development by Sanofi)

Abstract: S146
Abstract Title: Completed dose-escalation from the First-in-Human, Phase ½ Study of CD123 NK Cell Engager SAR443579 in Relapsed or Refractory Acute Myeloid Leukemia or High Risk-Myelodysplasia
Abstract type: Oral Presentation

Abstract: P475
Abstract Title: Exploring Dose-response Relationship of a Novel CD123 NK Cell Engager SAR443579 in Acute Myeloid Leukemia (AML) Models
Abstract type: Poster Presentation

IPH6501

Abstract: P1251
Abstract Title: Preclinical assessment of IPH6501, a first-in-class IL2V-armed tetraspecific NK Cell Engager directed against CD20 for R/R B-NHL, in comparison with a CD20-targeting T Cell Engager
Abstract type: Poster Presentation
This abstract is embargoed until 23.05.2024 23:00 CEST, until publication by the American Society of Clinical Oncology, Inc. for their 2024 ASCO Annual Meeting.

The Abstract PB3041, “A Phase ½ trial investigating safety, tolerability, and preliminary antitumor activity of IPH6501, a first-in-class NK Cell Engager, in patients with R/R CD20-expressing NHL” will be available in the EHA abstracts book.

About ANKET®

ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer. This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About IPH6501

IPH6501 is the first Antibody-based NK cell Engager Therapeutic to co-engage activating receptors on NK cells (NKp46 and CD16), IL-2R (but not alpha subunit) through a variant of human IL-2, and a tumor antigen (CD20) via a single molecule, hence providing proliferation and activation signals targeted to NK cells and promoting their cytotoxic activity against CD20 expressing malignant cells. IPH6501 has shown better anti-tumor efficacy than approved benchmark antibodies in preclinical tumor models (Demaria, EHA 2023).

About the Innate-Sanofi research collaboration and licensing agreements

The Company has a research collaboration and license agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the 2016 research collaboration and license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration, which includes SAR443579/IPH6101 (Trifunctional anti-CD123 NKp46xCD16 NK cell engager) and SAR445514/IPH6401 (Trifunctional anti-BCMA NKp46xCD16 NK cell engager). As part of the 2016 agreement, Innate Pharma is eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

As part of the license agreement entered in December 2022, Sanofi licensed IPH62 and IPH67 and has the option for one additional target. Under the terms of the 2022 agreement, Innate Pharma is eligible to up to €1.35bn in development and commercial milestone payments as well as royalties on net sales.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
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Investors

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Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

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Arthur Rouillé
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